---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0058
                                               Expires:           April 30, 2009
                                               Estimated average burden hours
                                               per response...              2.50
                                               ---------------------------------
                                               ---------------------------------
                                                       SEC FILE NUMBER
                                                          000-52023
                                               ---------------------------------

                                               ---------------------------------
                                                         CUSIP NUMBER

                                               ---------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-QSB
             |_| Form N-SAR |_| Form N-CSR

             For Period Ended: March 31, 2007
             |_| Transition Report on Form 10-KSB
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-QSB
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended: ________________________


  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


PURE VANILLA EXCHANGE, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


805 THIRD AVENUE, 15TH FLOOR
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


NEW YORK, NEW YORK 10022
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            1. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            2. The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR,
|X| or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            3. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 2007 could not be filed by the prescribed due date of May 15, 2007 because the registrant does not currently have sufficient cash resources to pay it's independent registered public accounting firm's fees for the review of the interim financial statements included in the subject quarterly report. The registrant is aggressively seeking to obtain funds sufficient to permit it to pay those fees.

The registrant was unable to file the subject quarterly report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before May 21, 2007.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Steven Yevoli                                     (212) 972-1600
      -------------                            ------------------------------
          (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      --------------------------------------------------------------------------

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the three months ended March 31, 2006, the registrant had revenues of $10,803 and a net loss of $2,630,229. For the three months ended March 31, 2007, the registrant currently estimates that it had revenues of $67,584 and a net loss of $4,287,850. Results for both three-month periods remain subject to further adjustment.

      This estimated increase in net loss of $1,657,621 (or 63%) is primarily attributable to increases of interest expense ($1,262,611), legal and accounting expenses ($362,425), salaries and wages ($318,870), marketing and advertising expenses ($234,991), consulting fees ($202,872), stock compensation expense ($137,942) and other general and administrative expenses.

      --------------------------------------------------------------------------

                           PURE VANILLA EXCHANGE, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2007                            By: /s/ Steven Yevoli
                                                 ------------------------------
                                                 Name: Steven Yevoli
                                                 Title: Chief Executive Officer